UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 10)*

Marine Products Corporation

(Name of Issuer)

Common Stock, $.10 Par Value

(Title of Class of Securities)

568427 10 8

(CUSIP Number)

W. Keith Wilkes, Jr.

c/o RFA Management Company, LLC

1908 Cliff Valley Way N.E.

Atlanta, GA 30329

with a copy to:

Eric Orsic

McDermott Will & Emery LLP

444 West Lake Street, Suite 4000

Chicago, IL 60606

(312) 984-7617

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 21, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

1	Name of Reporting Person Gary W. Rollins Voting Trust U/A dated September 14, 1994
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 0
8	Shared Voting Power 21,001,939(1)
9	Sole Dispositive Power 0
10	Shared Dispositive Power 21,001,939(1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 21,001,939(1)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 61.4 percent*
14	Type of Reporting Person OO

(1)	Includes the following shares of Common Stock: (a) 19,138,233 shares held by LOR, Inc., a Georgia corporation (the Gary W. Rollins Voting Trust U/A dated September 14, 1994 (the “GWR Voting Trust”) has a 50% voting interest in LOR, Inc.); (b) 156,838 shares held by RFA Management Company, LLC, a Georgia limited liability company, the manager of which is LOR, Inc.; (c) 1,065,476 shares held by RCTLOR, LLC, a Georgia limited liability company, (LOR, Inc. is the manager of RCTLOR, LLC); (d) 297,913 shares held by RFT Investment Company, LLC, of which LOR, Inc. is the manager; and (e) 343,479 shares held by Rollins Holding Company, Inc., a Georgia corporation, (the GWR Voting Trust has a 50% voting interest in Rollins Holding Company, Inc.). The reporting person disclaims beneficial ownership of these shares except to the extent of the reporting person’s pecuniary interest.

1	Name of Reporting Person R. Randall Rollins Voting Trust U/A dated August 25, 1994
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 79
8	Shared Voting Power 21,001,939(1)
9	Sole Dispositive Power 79
10	Shared Dispositive Power 21,001,939(1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 21,002,018(1)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 61.4 percent*
14	Type of Reporting Person OO

(1)	Includes the following shares of Common Stock: (a) 19,138,233 shares held by LOR, Inc., a Georgia corporation (the R. Randall Rollins Voting Trust U/A dated August 25, 1994 (the “RRR Voting Trust”) has a 50% voting interest in LOR, Inc.); (b) 156,838 shares held by RFA Management Company, LLC, a Georgia limited liability company, the manager of which is LOR, Inc.; (c) 1,065,476 shares held by RCTLOR, LLC, a Georgia limited liability company, (LOR, Inc. is the manager of RCTLOR, LLC); (d) 297,913 shares held by RFT Investment Company, LLC, of which LOR, Inc. is the manager; and (e) 343,479 shares held by Rollins Holding Company, Inc., a Georgia corporation, (the RRR Voting Trust has a 50% voting interest in Rollins Holding Company, Inc.). The reporting person disclaims beneficial ownership of these shares except to the extent of the reporting person’s pecuniary interest.

1	Name of Reporting Person LOR, Inc.
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 19,138,233
8	Shared Voting Power 1,520,227*
9	Sole Dispositive Power 19,138,233
10	Shared Dispositive Power 1,520,227*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 20,658,460*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 60.4 percent*
14	Type of Reporting Person CO

*

Includes the following shares of Company common stock: (a) 156,838 shares held by RFA Management Company, LLC, a Georgia limited liability company, the manager of which is LOR, Inc.; (b) 1,065,476 shares held by RCTLOR, LLC, a Georgia limited liability company, (LOR, Inc. is the manager of RCTLOR, LLC); and (c) 297,913 shares held by RFT Investment Company, LLC, of which LOR, Inc. is the manager. The reporting person disclaims beneficial ownership of these shares except to the extent of the reporting person’s pecuniary interest.

1	Name of Reporting Person Gary W. Rollins
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 724,075
8	Shared Voting Power 2,325,643*
9	Sole Dispositive Power 724,075
10	Shared Dispositive Power 2,325,643*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,049,718*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 8.9 percent*
14	Type of Reporting Person IN

*

Includes the following shares of Company common stock: (a) 3,116 shares held in a charitable trust of which he is a co-trustee and as to which he shares voting and investment power; (b) 37,039 shares held by thirteen family trusts (the “1976 RRR Trusts”) which are trusts benefiting the grandchildren and more remote descendants of his deceased brother, Mr. R. Randall Rollins, (Mr. Gary W. Rollins is a trustee of each such trust); (c) 327,258 shares held by WNEG Investments, L.P., a Georgia limited partnership, (Mr. Gary Rollins is the sole member of the sole general partner of WNEG Investments, L.P.); (d) 219,149 shares held by The Gary W. Rollins Revocable Trust, as to which he is the sole trustee; (e) 609,809 shares held by two trusts (the “Rollins Family Trusts”) for the benefit of the children and/or more remote descendants of his deceased brother, Mr. R. Randall Rollins; (f) 1,124,767 shares held by the R. Randall Rollins 2012 Trust; and (g) 4,505 shares held by his spouse. The reporting person disclaims beneficial ownership of these shares except to the extent of the reporting person’s pecuniary interest.

1	Name of Reporting Person RCTLOR, LLC
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 1,065,476
8	Shared Voting Power 0
9	Sole Dispositive Power 1,065,476
10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,065,476
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 3.1 percent
14	Type of Reporting Person OO

1	Name of Reporting Person Rollins Holding Company, Inc.
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 343,479
8	Shared Voting Power 0
9	Sole Dispositive Power 343,479
10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 343,479
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 1.0 percent
14	Type of Reporting Person CO

1	Name of Reporting Person WNEG Investments, L.P.
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 327,258
8	Shared Voting Power 0
9	Sole Dispositive Power 327,258
10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 327,258
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 1.0 percent
14	Type of Reporting Person PN

1	Name of Reporting Person RFT Investment Company, LLC
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 297,913
8	Shared Voting Power 0
9	Sole Dispositive Power 297,913
10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 297,913
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 0.9 percent
14	Type of Reporting Person OO

1	Name of Reporting Person Amy R. Kreisler
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 162,626
8	Shared Voting Power 0
9	Sole Dispositive Power 162,626
10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 162,626
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 0.5 percent
14	Type of Reporting Person IN

1	Name of Reporting Person The Gary W. Rollins Revocable Trust
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 219,149
8	Shared Voting Power 0
9	Sole Dispositive Power 219,149
10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 219,149
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 0.6 percent
14	Type of Reporting Person OO

1	Name of Reporting Person Pamela R. Rollins
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 118,563
8	Shared Voting Power 0
9	Sole Dispositive Power 118,563
10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 118,563
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 0.3 percent
14	Type of Reporting Person IN

1	Name of Reporting Person Timothy C. Rollins
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 77,296
8	Shared Voting Power 1,575(1)
9	Sole Dispositive Power 77,296
10	Shared Dispositive Power 1,575(1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 78,871(1)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 0.2 percent(1)
14	Type of Reporting Person IN

(1)	Includes the following shares of Common Stock: (a) 284 shares of Common Stock held by his spouse and (b) 1,291 shares held of record by a minor child under a Uniform Transfers to Minors Act account, over which he possesses voting and dispositive power as custodian of the account. The reporting person disclaims beneficial ownership of these shares except to the extent of the reporting person’s pecuniary interest.

1	Name of Reporting Person RFA Management Company, LLC
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 156,838
8	Shared Voting Power 0
9	Sole Dispositive Power 156,838
10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 156,838
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 0.5 percent*
14	Type of Reporting Person OO

1	Name of Reporting Person The Margaret H. Rollins 2014 Trust
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 20,247
8	Shared Voting Power 0
9	Sole Dispositive Power 20,247
10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 20,247
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 0.1 percent
14	Type of Reporting Person OO

1	Name of Reporting Person LOR Investment Company, LLC
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 0
8	Shared Voting Power 0
9	Sole Dispositive Power 0
10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 0.0 percent
14	Type of Reporting Person OO

1	Name of Reporting Person 1997 RRR Grandchildren’s Partnership
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 0
8	Shared Voting Power 0
9	Sole Dispositive Power 0
10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 0.0 percent
14	Type of Reporting Person OO

Item 1.	Security and Issuer

This Amendment No. 10 to Schedule 13D relates to the common stock, $0.10 par value per share (the “Common Stock”), of Marine Products Corporation, a Delaware corporation (the “Company”). The original Schedule 13D was filed on January 10, 2003 and was amended by Amendment No. 1 filed on May 1, 2003, Amendment No. 2 filed on January 31, 2013, Amendment No. 3 filed on August 17, 2016, Amendment No. 4 filed on November 15, 2016, Amendment No. 5 filed on August 7, 2019, Amendment No. 6 filed on July 2, 2020, Amendment No. 7 filed on August 21, 2020, Amendment No. 8 filed on December 9, 2020 and Amendment No. 9 filed on June 8, 2021 (collectively the “Schedule 13D, as amended”). The Schedule 13D, as amended, is incorporated by reference herein. The principal executive office of the Company is located at:

2801 Buford Highway NE, Suite 300
Atlanta, Georgia 30329

Item 2.	Identity and Background

1.             (a)            Gary W. Rollins is a reporting person filing this statement.

(b)            His principal business address is 2170 Piedmont Road, N.E., Atlanta, Georgia 30324.

(c)            His principal occupation is Chairman and Chief Executive Officer of Rollins, Inc., engaged in the provision of pest and termite control services, the business address of which is 2170 Piedmont Road, N.E., Atlanta, Georgia 30324.

(d)            None.

(e)            None.

(f)             United States.

2.             (a)            Amy R. Kreisler is a reporting person filing this statement.

(b)            Her business address is 1908 Cliff Valley Way NE, Atlanta, GA 30329.

(c)            Her principal occupation is Executive Director, The O. Wayne Rollins Foundation (a private charitable trust), the business address of which is 1908 Cliff Valley Way NE, Atlanta, GA 30329.

(d)            None.

(e)            None.

(f)            United States.

3.             (a)             Pamela R. Rollins is a reporting person filing this statement.

(b)            Her business address is 1908 Cliff Valley Way NE, Atlanta, GA 30329.

(c)            Her principal occupation is as a member of the Board of Trustees of Young Harris College, a member of the Board of Directors of the National Monuments Foundation, and a trustee of the O. Wayne Rollins Foundation (a private charitable trust), the business address of which is 1908 Cliff Valley Way NE, Atlanta, GA 30329.

(d)            None.

(e)            None.

(f)            United States.

4.             (a)            Timothy C. Rollins is a reporting person filing this statement.

(b)           1908 Cliff Valley Way NE, Atlanta, GA 30329.

(c)            His principal occupation is Vice President of Rollins Investment Company, LLC (engaged in the provision of management services), the business address of which is 1908 Cliff Valley Way NE, Atlanta, GA 30329.

(d)           None.

(e)            None.

(f)            United States.

5.             RFA Management Company, LLC is a reporting person filing this statement. It is a Georgia limited liability company, and its principal business address is 1908 Cliff Valley Way NE, Atlanta, Georgia 30329. Its principal business is to serve as a family office investment manager.

(d)            None.

(e)            None.

6.             The RRR Voting Trust is a reporting person filing this statement. It's principal business address is c/o RFA Management Company, LLC, 1908 Cliff Valley Way, NE, Atlanta, Georgia 30329. It is a trust established for estate planning and investment holding purposes.

(d)            None.

(e)            None.

7.             The GWR Voting Trust is a reporting person filing this statement. It's principal business address is c/o RFA Management Company, LLC, 1908 Cliff Valley Way, NE, Atlanta, Georgia 30329. It is a trust established for estate planning and investment holding purposes.

(d)            None.

(e)            None.

8.             LOR, Inc. is a reporting person filing this statement. It is a Georgia corporation, and its principal business address is c/o RFA Management Company, LLC, 1908 Cliff Valley Way NE, Atlanta, Georgia 30329. Its principal business is to serve as a private investment holding company.

(d)            None.

(e)            None.

9.             LOR Investment Company, LLC is a reporting person filing this statement. It is a Georgia limited liability company, and its principal business address is c/o RFA Management Company, LLC, 1908 Cliff Valley Way NE, Atlanta, Georgia 30329. Its principal business is to serve as a private investment holding company.

(d)            None.

(e)            None.

10.             RFT Investment Company, LLC is a reporting person filing this statement. It is a Georgia limited liability company, and its principal business address is c/o RFA Management Company, LLC, 1908 Cliff Valley Way NE, Atlanta, Georgia 30329. Its principal business is to serve as a private investment holding company.

(d)            None.

(e)            None.

11.             Rollins Holding Company, Inc. is a reporting person filing this statement. It is a Georgia corporation, and its principal business address is c/o RFA Management Company, LLC, 1908 Cliff Valley Way NE, Atlanta, Georgia 30329. Its principal business is to serve as a private investment holding company.

(d)            None.

(e)            None.

12.             RCTLOR, LLC is a reporting person filing this statement. It is a Georgia limited liability company, and its principal business address is c/o RFA Management Company, LLC, 1908 Cliff Valley Way NE, Atlanta, Georgia 30329. Its principal business is to serve as a private investment holding company.

(d)            None.

(e)            None.

13.           1997 RRR Grandchildren’s Partnership is a reporting person filing this statement. It is a Georgia general partnership, and its principal business address is c/o RFA Management Company, LLC, 1908 Cliff Valley Way NE, Atlanta, Georgia 30329. It is a family investment entity.

(d)            None.

(e)            None.

14.           The Gary W. Rollins Revocable Trust is a reporting person filing this statement. It is a revocable trust established by and for the benefit of Gary W. Rollins. Gary W. Rollins is the sole trustee of The Gary W. Rollins Revocable Trust. The principal business address of The Gary W. Rollins Revocable Trust is c/o RFA Management Company, LLC, 1908 Cliff Valley Way NE, Atlanta, Georgia 30329.

(d)            None.

(e)            None.

15.           WNEG Investments, L.P. is a reporting person filing this statement. It is a Georgia limited partnership, and its principal business address is c/o RFA Management Company, LLC, 1908 Cliff Valley Way NE, Atlanta, Georgia 30329. It is a family investment entity.

(d)            None.

(e)            None.

16.           WNEG Management Company, LLC is the general partner of WNEG Investments, L.P., which is a reporting person filing this statement. It is a Georgia limited liability company, and its principal business address is c/o RFA Management Company, LLC, 1908 Cliff Valley Way NE, Atlanta, Georgia 30329. It is a family investment entity, and Gary W. Rollins is its sole manager and member.

(d)            None.

(e)            None.

17.           (a)            Thomas Hamilton Claiborne is a director of LOR, Inc., which is a reporting person filing this statement.

(b)            His address is 15 Ellensview Ct., Richmond, VA 23226.

(c)            His principal occupation is Managing Director, Mary Oppenheimer Daughters Holdings Limited, the business address of which is Mary Oppenheimer Daughters Holdings Limited, 2nd Floor Cycle 360 House, Isle of Man Business Park, Douglas, Isle of Man IM2 2QZ.

(d)            None.

(e)            None.

(f)             United States.

18.           (a)            Paul Morton is a director of LOR, Inc., which is a reporting person filing this statement.

(b)           His business address is 3620 Happy Valley Road, Suite 202, Lafayette, CA 94549.

(c)            His principal occupation is Managing Director, Morton Management LLC, the business address of which is 3620 Happy Valley Road, Suite 202, Lafayette, CA 94549.

(d)            None.

(e)            None.

(f)            United States.

19.           The 1976 RRR Trusts are irrevocable trusts established by R. Randall Rollins for the benefit of his grandchildren and more remote descendants. Gary W. Rollins is a trustee of the 1976 RRR Trusts and exercises de facto control over them. The principal business address of the 1976 RRR Trusts is c/o RFA Management Company, LLC, 1908 Cliff Valley Way NE, Atlanta, Georgia 30329.

(d)            None.

(e)            None.

20.           (a)            Donald P. Carson is a director of LOR, Inc., which is a reporting person filing this statement.

(b)            His business address is 385 Kimberly Avenue, Asheville, NC 28804.

(c)            His principal occupation is Managing Director, Ansley Capital Group, LLC, the business address of which is 385 Kimberly Avenue, Asheville, NC 28804.

(d)            None.

(e)            None.

(f)             United States.

21.           (a)            Ryan M. Harding is a director of LOR, Inc., which is a reporting person filing this statement.

(b)            His business address is c/o IFO Group, LLC, 2211 Woodward Avenue, Suite 101, Detroit, MI 48201.

(c)            His principal occupation is Managing Director, IFO Group, LLC, the business address of which is 2211 Woodward Avenue, Suite 101, Detroit, MI 48201.

(d)            None.

(e)            None.

(f)            United States.

22.          The Margaret H. Rollins 2014 Trust is a reporting person filing this statement. Its business address is 1908 Cliff Valley Way NE, Atlanta, GA 30329.

(d)            None

(e)             None

23.           (a)            Peggy Rollins is a co-trustee of The Margaret H. Rollins 2014 Trust, which is a reporting person filing this statement

(b)            Her business address is c/o RFA Management Company, LLC, 1908 Cliff Valley Way NE, Atlanta, GA 30329.

(c)            She is retired.

(d)            None.

(e)            None.

(f)            United States

Each of Gary W. Rollins, Amy R. Kreisler, Pamela R. Rollins and Timothy C. Rollins (together, the “Group”) have agreed to act in concert with respect to shares of Common Stock beneficially owned by each of them by exercising their respective direct or indirect dispositive power and their respective direct or indirect voting power in concert with the other members of the Group. By virtue of such agreement, the Group and certain persons affiliated with the members of the Group may be deemed to be acting as a group for purposes of Rule 13d-3 under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”). The reporting persons have agreed to file this Amendment jointly as a group pursuant to Rule 13d-1(k) under the Exchange Act.

Item 3.	Source and Amount of Funds or Other Consideration

See the Schedule 13D, as amended, for historical information.

Item 4.	Purpose of Transaction

See the Schedule 13D, as amended.

Item 5.	Interest in Securities of the Issuer

(a)           See the cover pages to this Amendment.

(b)

Mr. Thomas Claiborne does not beneficially own any shares of Company Common Stock.

Mr. Paul Morton beneficially owns 900 shares of Company Common Stock (0.0%) as to which shares he has sole voting and dispositive power.

The 1976 RRR Trusts beneficially own 37,039 shares of Company Common Stock (0.1%). They have sole voting and dispositive power with respect to 38,304 shares.

WNEG Management Company, LLC beneficially owns 327,258 shares of Company Common Stock (1.0%). It has sole voting and dispositive power with respect to zero shares, and shared voting and dispositive power with respect to 327,258 shares. These shares include 327,258 shares of Company Common Stock held by WNEG Investments, L.P.

Mr. Donald P. Carson beneficially owns 3,116 shares of Company Common Stock (0.0%). He has sole voting and dispositive power with respect to zero shares, and shared voting and dispositive power with respect to 3,116 shares. These shares include 3,116 shares of Company Common Stock held in a charitable trust of which he is a co-trustee.

Ryan M. Harding does not beneficially own any shares of Common Stock.

Peggy Rollins does not beneficially own any shares of Common Stock.

Each of Gary W. Rollins, Amy R. Kreisler, Pamela R. Rollins and Timothy C. Rollins (together, the “Group”) have agreed to act in concert with respect to shares of Common Stock beneficially owned by each of them by exercising their respective direct or indirect dispositive power and their respective direct or indirect voting power in concert with the other members of the Group. By virtue of such agreement, the Group and certain persons affiliated with the members of the Group may be deemed to be acting as a group for purposes of Rule 13d-3 under the Exchange Act. The reporting persons have agreed to file this Amendment jointly as a group pursuant to Rule 13d-1(k) under the Exchange Act. The reporting persons, acting collectively as a group, have beneficial ownership of 24,432,043 shares of Common Stock (71.4%).

(c)          Except as previously noted in the Schedule 13D, as amended, and as set forth below, no transactions in Company common stock were effected by, or with respect to, the reporting persons and the other persons listed in Item 2 within 60 days of the date hereof.

On November 28, 2022, a charitable trust for which Pamela R. Rollins, Timothy C. Rollins and Amy R. Kreisler serve as trustees made a gratuitous transfer of 79,248 shares to a public charity.

(d)           None.

(e)

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

See the Schedule 13D, as amended, for historical information. Except as disclosed in the Schedule 13D, as amended, there are no such contracts, arrangements, understandings, or relationships with respect to any securities of the Company, including but not limited to transfer or voting of any of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits

(A)	Agreement of filing persons relating to filing of joint statement per Rule 13d-1(k).

See the Schedule 13D, as amended, for historical information.

Signature.

After reasonable inquiry each of the undersigned certifies that to the best of his knowledge and belief the information set forth in this statement is true, complete and correct.

/s/ Gary W. Rollins
Date: December 2, 2022

GARY W. ROLLINS, individually, and

As President of LOR, Inc., in its capacity as Manager of

RFT INVESTMENT COMPANY, LLC, and

As President of LOR, Inc., in its capacity as Manager of

RFA MANAGEMENT COMPANY, LLC, and

As President of LOR, Inc., in its capacity as Class A Member of

LOR INVESTMENT COMPANY, LLC, and

As President of

ROLLINS HOLDING COMPANY, INC., and

As President of LOR, Inc., in its capacity as Manager of

RCTLOR, LLC, and

As President of

LOR, INC., and

As Co-Trustee of the 1976 RRR Trusts,

each in its capacity as a General Partner of

1997 RRR GRANDCHILDREN’S PARTNERSHIP, and

As Trustee of

GARY W. ROLLINS REVOCABLE TRUST, and

As Sole Manager and Member of

WNEG Management Company, LLC, in its

Capacity as General Partner of

WNEG INVESTMENTS, L.P., and

As Co-Trustee of the GARY W. ROLLINS VOTING TRUST U/A DATED SEPTEMBER 14, 1994

/s/ Amy R. Kreisler	Date: December 2, 2022

AMY R. KREISLER, individually, and

As Co-Trustee of the R. RANDALL ROLLINS VOTING TRUST U/A DATED AUGUST 25, 1994, and

As Co-Trustee of the GARY W. ROLLINS VOTING TRUST U/A DATED SEPTEMBER 14, 1994 ,and

As Co-Trustee of the MARGARET H. ROLLINS 2014 TRUST

/s/ Pamela R. Rollins	Date: December 2, 2022

PAMELA R. ROLLINS, individually, and

As Co-Trustee of the R. RANDALL ROLLINS VOTING TRUST U/A DATED AUGUST 25, 1994, and

As Co-Trustee of the GARY W. ROLLINS VOTING TRUST U/A DATED SEPTEMBER 14, 1994, and

As Co-Trustee of the MARGARET H. ROLLINS 2014 TRUST

/s/ Timothy C. Rollins	Date: December 2, 2022

TIMOTHY C. ROLLINS, individually, and

As Co-Trustee of the R. RANDALL ROLLINS VOTING TRUST U/A DATED AUGUST 25, 1994, and

As Co-Trustee of the GARY W. ROLLINS VOTING TRUST U/A DATED SEPTEMBER 14, 1994, and

As Co-Trustee of the MARGARET H. ROLLINS 2014 TRUST

EXHIBIT A

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, each of the persons named below agrees to the joint filing of this Amendment to Schedule 13D, including further amendments thereto, with respect to the shares of Common Stock, par value $0.10 per share, of Marine Products Corporation and further agrees that this Joint Filing Agreement be filed with the Securities and Exchange Commission as an exhibit to such filing; provided, however, that no person shall be responsible for the completeness or accuracy of the information concerning the other persons making the filing unless such person knows or has reason to believe such information is inaccurate (as provided in Rule 13d-1(k)(1)(ii)). This Joint Filing Agreement may be executed in one or more counterparts, all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the persons named below have executed this Joint Filing Agreement as of the date set forth below.

/s/ Gary W. Rollins
Date: December 2, 2022

GARY W. ROLLINS, individually, and

As President of LOR, Inc., in its capacity as Manager of

RFT INVESTMENT COMPANY, LLC, and

As President of LOR, Inc., in its capacity as Manager of

RFA MANAGEMENT COMPANY, LLC, and

As President of LOR, Inc., in its capacity as Class A Member of

LOR INVESTMENT COMPANY, LLC, and

As President of

ROLLINS HOLDING COMPANY, INC., and

As President of LOR, Inc., in its capacity as Manager of

RCTLOR, LLC, and

As President of

LOR, INC., and

As Co-Trustee of the 1976 RRR Trusts,

each in its capacity as a General Partner of

1997 RRR GRANDCHILDREN’S PARTNERSHIP, and

As Trustee of

GARY W. ROLLINS REVOCABLE TRUST, and

As Sole Manager and Member of

WNEG Management Company, LLC, in its

Capacity as General Partner of

WNEG INVESTMENTS, L.P., and

As Co-Trustee of the GARY W. ROLLINS VOTING TRUST U/A DATED SEPTEMBER 14, 1994

/s/ Amy R. Kreisler	Date: December 2, 2022

AMY R. KREISLER, individually, and

As Co-Trustee of the R. RANDALL ROLLINS VOTING TRUST U/A DATED AUGUST 25, 1994, and

As Co-Trustee of the GARY W. ROLLINS VOTING TRUST U/A DATED SEPTEMBER 14, 1994, and

As Co-Trustee of the MARGARET H. ROLLINS 2014 TRUST

/s/ Pamela R. Rollins	Date: December 2, 2022

PAMELA R. ROLLINS, individually, and

As Co-Trustee of the R. RANDALL ROLLINS VOTING TRUST U/A DATED AUGUST 25, 1994, and

As Co-Trustee of the GARY W. ROLLINS VOTING TRUST U/A DATED SEPTEMBER 14, 1994, and

As Co-Trustee of the MARGARET H. ROLLINS 2014 TRUST

/s/ Timothy C. Rollins	Date: December 2, 2022

TIMOTHY C. ROLLINS, individually, and

As Co-Trustee of the R. RANDALL ROLLINS VOTING TRUST U/A DATED AUGUST 25, 1994, and

As Co-Trustee of the GARY W. ROLLINS VOTING TRUST U/A DATED SEPTEMBER 14, 1994, and

As Co-Trustee of the MARGARET H. ROLLINS 2014 TRUST